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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Consolidated Communications Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
209034107
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	209034107	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Central Illinois Telephone, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		5,632,606 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,632,606 shares

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,632,606 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Approximately 18.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*	Percentages used are calculated based upon 29,737,511 shares of the Issuer’s common stock issued and outstanding as of November 7, 2005, as reflected in the Issuer’s Quarterly Report on Form 10-Q, dated November 14, 2005.

CUSIP No.	209034107	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Richard A. Lumpkin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		5,632,606 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,632,606 shares

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,632,606 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

18.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Percentages used are calculated based upon 29,737,511 shares of the Issuer’s common stock issued and outstanding as of November 7, 2005, as reflected in the Issuer’s Quarterly Report on Form 10-Q, dated November 14, 2005.

CUSIP No. 209034107	Page 4 of 9

Item 1(a)	Name of Issuer:

Consolidated Communications Holdings, Inc. (the "Issuer")

Item 1(b)	Address of Issuer's Principal Executive Offices:

121 South 17th Street
Mattoon, Illinois 61938-3987

Item 2(a)	Name of Person Filing:

Central Illinois Telephone, LLC and Richard A. Lumpkin

Item 2(b)	Address of Principal Business Office or, if none, Residence:

121 South 17th Street
Mattoon, Illinois 61938-3987

Item 2(c)	Citizenship:

Central Illinois Telephone is a limited liability company organized under the laws of Delaware.
Richard A. Lumpkin is a U.S. citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

209034107

CUSIP No. 209034107	Page 5 of 9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 209034107	Page 6 of 9

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: Central Illinois Telephone, LLC (“Central Illinois Telephone”), is the record holder of 5,632,606 shares of the Issuer’s common stock (the “Common Stock”). Mr. Lumpkin is the sole manager of Central Illinois Telephone and, therefore, has the sole voting and dispositive power with respect to the Common Stock. By virtue of his position as sole manager of Central Illinois Telephone, Mr. Lumpkin may be deemed to have indirect beneficial ownership of the Common Stock. Mr. Lumpkin disclaims beneficial ownership of the Common Stock except to the extent of his pecuniary interest therein.

(b) Percent of class: 18.9% *

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 5,632,606 shares

(ii) Shared power to vote or to direct the vote None

(iii) Sole power to dispose or to direct the disposition of 5,632,606 shares

(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

*	Percentages used in this Item 4 are calculated based upon 29,737,511 shares of the Issuer’s common stock issued and outstanding as of November 7, 2005, as reflected in the Issuer’s Quarterly Report on Form 10-Q, dated November 14, 2005.

CUSIP No. 209034107	Page 7 of 9

Item 10.	Certifications.

Not applicable.

CUSIP No. 209034107	Page 8 of 9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     February 13, 2006

CENTRAL	ILLINOIS TELEPHONE, LLC

By:	/s/ Richard A. Lumpkin

Name:	Richard A. Lumpkin
Title:	Manager

/s/ Richard A. Lumpkin

Richard A. Lumpkin, individually

CUSIP No. 209034107	Page 9 of 9
Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(iii) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees (i) to the joint filing with the other reporting person of a statement on Schedule 13G (including any amendments thereto) with respect to the beneficial ownership by the undersigned of shares of common stock, par value $0.01 per share (the “Common Stock”) of Consolidated Communications Holdings, Inc. and (ii) that this Agreement be included as an Exhibit to such joint filing.
     Furthermore, each of the undersigned does hereby make, constitute and appoint Steven L. Grissom, their true and lawful attorney-in-fact to execute any and all instruments in his or her name, necessary or advisable to comply with Sections 13(d) of the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission promulgated pursuant thereto, in connection with his or her ownership of Common Stock, and any and all amendments thereto and to file the same with all exhibits thereto and other documents in connection therewith.
     This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute but one and the same instrument.
Date: February 13, 2006

CENTRAL	ILLINOIS TELEPHONE, LLC

By:	/s/ Richard A. Lumpkin

Name:	Richard A. Lumpkin
Title:	Manager

/s/ Richard A. Lumpkin

Richard A. Lumpkin, individually